

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

September 19, 2006

Via Mail and Fax

Thomas J. Clarke, Jr.
Chairman and Chief Executive Officer
TheStreet.Com, Inc.
14 Wall Street
New York, NY 10005

> **RE: TheStreet.Com, Inc.**
> **Form 10-K: For the Year Ended December 31, 2005**
> **Form 10-Q: For the Period Ended June 30, 2006**
> **File Number: 000-25779**

Dear Mr. Clarke:

We have reviewed the above referenced filings and have the following comments. We believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within 10 business days from the date of this letter.

Form 10-K: For the Year Ended December 31, 2005

Management's Discussion and Analysis …, page 21
Critical Accounting Policies and Estimates, page 22
Revenue Recognition, page 23

1. Please explain to us and disclose the factors that cause revenues to be subject to estimation and variability. For factors that are variable, disclose the related sensitivity to change. Refer to Section V of FR 72 for guidance.

Notes to Consolidated Financial Statements, page F-10
Note (1) Organization, Nature of Business and Summary of Operations and Significant Accounting Policies, page F-10
Advertising Costs, page F-13

2. We note your in-house, online, direct response marketing program that came into operation in 2004 as disclosed on page 6 of your filing. Please explain to us your consideration of paragraphs 33 through 39 of SOP 93-7 in regard to accounting for the related direct response marketing costs and why you have not capitalized and amortized associated costs.

Note (9) Income Taxes, page F-18

3. Please revise to provide disclosures required by paragraphs 43 through 49 of FAS 109.

Note (11) Commitments and Contingencies
Legal Proceedings, page F-20

4. Please tell us and disclose the terms and accounting for the agreed settlement.

Form 10-Q: For the Period Ended June 30, 2006

Notes to Consolidated Financial Statements, page 4
Note 2. Stock-Based Compensation, page 4

5. Please clarify for us and in your disclosures the distinction between stock options and restricted stock units. It appears that amounts associated with restricted stock units are included in amounts associated with stock options (e.g., the tables presented on page 6). As appropriate, separately disclose the terms and conditions associated with restricted stock units and provide the applicable disclosures pursuant to FAS 123R.

6. Please revise to disclose the total fair value of awards vested during the year, the weighted average remaining contractual term for awards outstanding and exercisable, and a description of the expected term assumption and how such was determined. Refer to paragraphs A240 (c)(2), (d) and (e)(2)(a) of FAS 123R and SAB Topic 14.D.2 for further guidance.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosures in the filings;
· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Doug Jones at 202-551-3309 or Lyn Shenk at 202-551-3380 with any questions. You may also contact me at 202-551-3812.

Sincerely,

Michael Fay
Accounting Branch Chief

cc: Eric Ashman, Chief Financial Officer